Exhibit 99.1

Mogo Inc.

Interim Condensed Consolidated Statement of Financial Position

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	Note	March 31, 2022	December 31, 2021
Assets
Cash and cash equivalent		53,864	69,208
Digital assets	6	1,620	1,718
Loans receivable, net	4	56,925	55,832
Prepaid expenses, and other receivables and assets		13,408	10,302
Investment portfolio	17	19,297	18,088
Investment accounted for using the equity method		98,258	103,821
Property and equipment	7	1,355	1,186
Right-of-use assets		3,255	3,430
Intangible assets	8	51,790	52,304
Derivative financial assets	16	7,874	7,866
Goodwill		70,112	70,112
Total assets		377,758	393,867

Liabilities
Accounts payable, accruals and other		21,498	20,783
Lease liabilities		3,779	3,948
Credit facility	9	45,975	44,983
Debentures	10	39,510	39,794
Derivative financial liabilities	11	10,414	12,688
Deferred tax liability		1,791	1,894
Total liabilities		122,967	124,090

Equity
Share capital	19a	392,674	392,628
Contributed surplus		28,031	24,486
Revaluation reserve	6	370	468
Foreign currency translation reserve		849	458
Deficit		(167,133)	(148,263)
Total equity		254,791	269,777
Total equity and liabilities		377,758	393,867

Approved on Behalf of the Board

Signed by “Greg Feller”                 , Director

Signed by “Christopher Payne”     , Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statement of Operations and Comprehensive Loss

(Unaudited)

(Expressed in thousands of Canadian Dollars, except per share amounts)

		Three months ended
	Note	March 31, 2022	March 31, 2021
Revenue
Subscription and services		10,659	6,002
Interest revenue		6,596	5,418
	12a	17,255	11,420
Cost of revenue
Provision for loan losses, net of recoveries	4	2,898	1,535
Transaction costs		2,039	412
		4,937	1,947
Gross profit		12,318	9,473
Operating expenses
Technology and development		3,346	2,218
Marketing		4,676	3,037
Customer service and operations		4,021	2,162
General and administration		5,820	3,383
Stock-based compensation	19c	3,611	557
Depreciation and amortization	7,8	3,180	2,418
Total operating expenses	13	24,654	13,775
Loss from operations		(12,336)	(4,302)
Other expenses (income)
Credit facility interest expense	9	933	996
Debenture and other financing expense	5,10	810	952
Accretion related to debentures and convertible debentures	10	309	310
Share of loss in investment accounted for using the equity method	16	5,563	—
Revaluation gains	14	(1,148)	(5,262)
Other non-operating expenses	15	143	1,511
		6,610	(1,493)
Net loss before tax		(18,946)	(2,809)
Income tax (recovery) expense		(76)	8
Net loss		(18,870)	(2,817)
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Unrealized revaluation (loss) gain on digital assets	6	(98)	576
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation reserve gain		391	288
Other comprehensive income		293	864
Total comprehensive loss		(18,577)	(1,953)
Net loss per share
Basic loss per share		(0.25)	(0.06)
Diluted loss per share		(0.25)	(0.06)
Weighted average number of basic common shares (in 000s)		76,694	45,957
Weighted average number of fully diluted common shares (in 000s)		76,694	45,957

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statement of Changes in Equity (Deficit)

(Unaudited)

(Expressed in thousands of Canadian Dollars, except share amounts)

	Number of shares (000s)	Share capital	Contributed surplus	Foreign currency translation reserve	Revaluation reserve	Deficit	Total
Balance, December 31, 2021	76,391	392,628	24,486	458	468	(148,263)	269,777
Net loss	—	—	—	—	—	(18,870)	(18,870)
Foreign currency translation reserve	—	—	—	391	—	—	391
Revaluation reserve (Note 6)	—	—	—	—	(98)	—	(98)
Stock-based compensation (Note 19c)	—	—	3,611	—	—	—	3,611
Options and restricted share units (“RSUs”) exercised or converted	60	46	(66)	—	—	—	(20)
Balance, March 31, 2022	76,451	392,674	28,031	849	370	(167,133)	254,791

	Number of shares (000s)	Share capital	Contributed surplus	Foreign currency translation reserve	Revaluation reserve	Deficit	Total
Balance, December 31, 2020	32,731	106,730	13,560	—	—	(115,054)	5,236
Net loss	—	—	—	—	—	(2,817)	(2,817)
Foreign currency translation reserve	—	—	—	288	—	—	288
Revaluation reserve (Note 6)	—	—	—	—	576	—	576
Stock based compensation (Note 19c)	—	—	557	—	—	—	557
Options and RSUs exercised or converted	507	1,651	(816)	—	—	—	835
Shares issued – ATM arrangement, net	1,525	17,315	—	—	—	—	17,315
Shares issued – Bought deal financing	5,347	47,122					47,122
Shares issued on acquisition of Carta	10,000	54,800	—	—	—	—	54,800
Shares issued – Convertible debentures	3,179	8,783	—	—	—	—	8,783
Warrants issued for broker services	—	—	1,410				1,410
Warrants exercised (Note 19e)	3,375	7,498	(1,615)	—	—	—	5,883
Amortization of warrants (Note 19e)	—	—	269	—	—	—	269
Balance, March 31, 2021	56,664	243,899	13,365	288	576	(117,871)	140,257

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statement of Cash Flows

(Unaudited)

(Expressed in thousands of Canadian Dollars)

		Three months ended
	Note	March 31, 2022	March 31, 2021
Cash provided by (used in) the following activities:
Operating activities
Net loss		(18,870)	(2,817)
Items not affecting cash:
Depreciation and amortization		3,180	2,418
Postmedia warrant expenses		—	269
Provision for loan losses	4	3,089	1,861
Credit facility and debenture interest expense		1,743	1,948
Accretion related to debentures and convertible debentures	10	309	310
Share of loss from investment in associate	16	5,563	—
Stock-based compensation expense	19c	3,611	557
Revaluation gains	14	(1,148)	(5,262)
Other non-operating expenses		—	325
Income tax recovery on deferred tax liability		(76)	—
		(2,599)	(391)
Changes in:
Net issuance of loans receivable		(4,181)	(1,021)
Prepaid expenses, and other receivables and assets		(3,031)	(297)
Accounts payable, accruals and other		178	(142)
Cash used in operating activities		(9,633)	(1,851)
Interest paid		(1,731)	(1,932)
Income taxes paid		(27)	—
Net cash used in operating activities		(11,391)	(3,783)

Investing activities
Cash acquired upon acquisition of subsidiary		—	2,101
Cash invested in investment portfolio	17	(1,774)	(95)
Purchases of property and equipment	7	(277)	(98)
Investment in digital assets	6	—	(750)
Investment in intangible assets	8	(2,384)	(1,183)
Net cash used in investing activities		(4,435)	(25)

Financing activities
Lease liabilities – principal payments		(169)	(141)
Repayments on debentures	10	(517)	(502)
Advance (repayments) on credit facilities	9	991	(168)
Proceeds from issuance of common shares, net of transaction costs		—	81,285
Proceeds from exercise of warrants		—	5,883
Proceeds from exercise of options		—	281
Net cash provided by financing activities		305	86,638

Net (decrease) increase in cash and cash equivalent		(15,521)	82,830
Effect of exchange rate fluctuations		177	518
Cash and cash equivalent, beginning of period		69,208	12,119
Cash and cash equivalent, end of period		53,864	95,467

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2022 and 2021

1.	Nature of operations

Mogo Inc. (“Mogo” or the "Company") was continued under the Business Corporations Act (British Columbia) on June 21, 2019 in connection with the combination with Mogo Finance Technology Inc. The address of the Company's registered office is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares (the “Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq Capital Market under the symbol “MOGO”.

Mogo Inc., one of Canada’s leading financial technology companies, is empowering its 1.9 million members with simple digital solutions to help them get in control of their financial health while also making a positive impact with their money. Through the free Mogo app, consumers can access a digital spending account with the Mogo Visa* Platinum Prepaid Card featuring automatic carbon offsetting, easily buy and sell bitcoin, get free monthly credit-score monitoring and ID fraud protection and access personal loans, and mortgages. Mogo’s new MogoTrade app offers commission-free stock trading that helps users make a positive impact with every investment and together with Moka, Mogo’s wholly owned subsidiary bringing automated, fully-managed flat-fee investing to Canadians, forms the heart of Mogo’s digital wealth platform. Mogo’s wholly owned subsidiary, Carta Worldwide, offers a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe, North America and APAC. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

COVID-19 Pandemic

During the first quarter of 2022, the Canadian economy continued to experience significant disruption and market volatility related to the global COVID-19 pandemic. The overall impact of the pandemic continues to be uncertain and dependent on actions taken by the Canadian government, businesses, and individuals to limit spread of the COVID-19 virus, as well as governmental economic response and support efforts.

The rapid worldwide spread of COVID-19 has prompted governments to implement restrictive measures to curb the spread of the pandemic. During this period of uncertainty, the Company’s priority has been to protect the health and safety of its employees, support and enforce government actions to slow the spread of COVID-19, and to continually assess and take appropriate actions to mitigate the risks to the business operations as a result of this pandemic.

The overall economic impacts of COVID-19 could include an impact on the Company’s ability to obtain debt and equity financing or potential future decreases in revenue or the profitability of our ongoing operations. This is an evolving situation, and the Company will continue to evaluate and adapt on an ongoing basis. Measures undertaken to contain the spread of the virus, such as vaccination campaigns, have succeeded in curbing outbreaks of the virus. These measures combined with less restrictive public health measures have provided an improving macroeconomic environment. However, the pandemic, fueled by more contagious variants, continues to pose a risk to the recovery. The extent of the impact that this pandemic may have on the Canadian economy and the Company’s business is currently uncertain and difficult to predict.

The Company makes estimates and assumptions in preparing the interim condensed consolidated financial statements. These estimates and assumptions have been made taking into consideration the economic impact of the COVID-19 pandemic and the significant economic volatility and uncertainty it has created. There is a higher level of uncertainty with respect to management’s judgements and estimates at this time, particularly as it relates to the measurement of allowance for loan losses and fair valuation of our investment portfolio. The Company will continue to revisit its judgements and estimates where appropriate in future reporting periods as economic conditions surrounding the COVID-19 pandemic continue to evolve. Actual results could differ materially from these estimates, in which case the impact would be recognized in the interim condensed consolidated financial statements in future periods.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2022 and 2021

2.	Basis of presentation

Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting. The policies applied in these interim condensed consolidated financial statements were based on IFRS issued and outstanding at March 31, 2022.

The Company presents its interim condensed consolidated statement of financial position on a non-classified basis in order of liquidity.

These interim condensed consolidated financial statements were authorized by the Board of Directors (the “Board”) to be issued on May 12, 2022.

These interim condensed financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due in the normal course.

Management routinely plans future activities which includes forecasting future cash flows. Management has reviewed their plan and has collectively formed a judgment that the Company has adequate resources to continue as a going concern for the foreseeable future, which Management have defined as being at least the next 12 months. In arriving at this judgment, Management has considered the following: (i) cash flow projections of the Company, which incorporates a rolling forecast and detailed cash flow modeling through the next 12 months from the date of these interim condensed consolidated financial statements, and (ii) the base of investors and debt lenders historically available to the Company. The expected cash flows have been modeled based on anticipated revenue and profit streams with debt programmed into the model. Refer to Notes 9, 10, and 18 for details on amounts that may come due in the next 12 months.

For these reasons, the Company continues to adopt a going concern basis in preparing the interim condensed consolidated financial statements.

Functional and presentation currency

These interim condensed consolidated financial statements are presented in Canadian dollars. The functional currency of each subsidiary is determined based on the currency of the primary economic environment in which that subsidiary operates. The functional currency of each subsidiary that is not in Canadian dollars is as follows: Carta Financial Services Ltd. (GBP), Carta Solutions Processing Services Cyprus Ltd. (EUR), Carta Solutions Processing Services Corp. (MAD), Carta Solutions Singapore PTE. Ltd. (SGD), Carta Americas Inc. (USD), Moka Financial Technologies Europe (EUR), Tactex Asset Management Inc. (EUR), and Tactex Advisors Inc. (USD).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2022 and 2021

3.	Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2021.

Significant accounting judgements, estimates and assumptions

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amount of revenues and expenses during the period. The critical accounting estimates and judgments have been set out in the notes to the Company’s consolidated financial statements for the year ended December 31, 2021.

New and amended standards and interpretations

Certain new or amended standards and interpretations became effective on January 1, 2022, but do not have an impact on the interim condensed consolidated financial statements of the Company. The Company has not adopted any standards or interpretations that have been issued but are not yet effective.

4.	Loans receivable

Loans receivable represent unsecured installment loans and lines of credit advanced to customers in the normal course of business. Current loans are defined as loans to customers with terms of one year or less, while non-current loans are those with terms exceeding one year. The breakdown of the Company’s gross loans receivable as at March 31, 2022 and December 31, 2021 are as follows:

	As at	As at
	March 31, 2022	December 31, 2021
Current (terms of one year or less)	67,276	65,397
Non-current (terms exceeding one year)	151	248
	67,427	65,645

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2022 and 2021

4.	Loans receivable (Continued from previous page)

The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket, which represents our assessment of credit risk exposure and by their IFRS 9 – Financial Instruments expected credit loss (“ECL”) measurement stage. The entire loan balance of a customer is aged in the same category as its oldest individual past due payment, to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9. Stage 3 gross loans receivable include net balances outstanding and still anticipated to be collected for loans previously charged off and these are carried in gross receivables at the net expected collectable amount with no associated allowance.

		As at March 31, 2022
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	54,690	—	—	54,690
Lower risk	1-30 days past due	2,664	—	—	2,664
Medium risk	31-60 days past due	—	1,342	—	1,342
Higher risk	61-90 days past due	—	955	—	955
Non-performing	91+ days past due or bankrupt	—	—	7,776	7,776
	Gross loans receivable	57,354	2,297	7,776	67,427
	Allowance for loan losses	(5,131)	(1,191)	(4,180)	(10,502)
	Loans receivable, net	52,223	1,106	3,596	56,925

		As at December 31, 2021
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	54,067	—	—	54,067
Lower risk	1-30 days past due	2,797	—	—	2,797
Medium risk	31-60 days past due	—	1,284	—	1,284
Higher risk	61-90 days past due	—	798	—	798
Non-performing	91+ days past due or bankrupt	—	—	6,699	6,699
	Gross loans receivable	56,864	2,082	6,699	65,645
	Allowance for loan losses	(5,291)	(1,119)	(3,403)	(9,813)
	Loans receivable, net	51,573	963	3,296	55,832

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2022 and 2021

4.	Loans receivable (Continued from previous page)

In determination of the Company’s allowance for loan losses, internally developed models are used to factor in credit risk related metrics, including the probability of defaults, the loss given default and other relevant risk factors. Management also considered the impact of key macroeconomic factors such as GDP, unemployment rates, inflation rates, interest rate, and oil prices on the allowance for loan losses. The analysis performed by the Company determined that historic losses are most correlated with inflation rate. As part of the process, inflation rate was used to generate two forward looking scenarios: 1) Optimistic 2) Pessimistic. If management were to assign 100% probability to the optimistic and pessimistic scenario forecasts, the allowance for credit losses would have been $244 lower and $1,227 higher than the reported allowance for credit losses as at March 31, 2022, respectively (December 31, 2021 – $630 lower and $705 higher, respectively).

Allowance for loan losses
	Three months ended March 31, 2022	Year ended December 31, 2021	Three months ended March 31, 2021

Balance, beginning of period	9,813	8,886	8,886
Provision for loan losses
Originations	591	3,263	511
Repayments	(256)	(1,245)	(360)
Re-measurement	2,754	6,458	1,710
Charge offs	(2,400)	(7,549)	(1,565)
Balance, end of period	10,502	9,813	9,182

The provision for loan losses in the interim condensed consolidated statement of operations and comprehensive loss is recorded net of recoveries for the three months ended March 31, 2022 of $191 (December 31, 2021 – $936 and three months ended March 31, 2021 – $326 ).

5.	Related party transactions

Related party transactions during the three months ended March 31, 2022 include transactions with debenture holders that incur interest. The related party debentures balance as at March 31, 2022 totaled $318 (December 31, 2021 – $322). The debentures bear annual coupon interest of 8.0% (December 31, 2021 – 8.0%) with interest expense for the three months ended March 31, 2022 totalling $6 (three months ended March 31, 2021 – $7). The related parties involved in such transactions include shareholders, officers, directors, and management, close members of their families, or entities which are directly or indirectly controlled by close members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2022 and 2021

6.	Digital assets

Digital assets represent investments in cryptocurrencies which the company expects to hold for the foreseeable future. The following table summarizes the Company’s digital assets as at March 31, 2022:

	Quantities	Average cost per unit	Fair value per unit	Total fair value ($000s)	Historical cost ($000s)	Cumulative revaluation gain (loss) ($000s)

Bitcoin (BTC)	17.82	$42,079	$57,110	$1,018	$750	$268
Ethereum (ETH)	145.99	3,425	4,125	602	500	102
				1,620	1,250	370

During the three months ended March 31, 2022, the Company recorded a revaluation loss of $98 (March 31, 2021 – gain of $576) on digital assets through other comprehensive income. As at March 31, 2022, the carrying value of the Company’s digital assets held was $1,620 (December 31, 2021 – $1,718).

7.	Property and equipment

	Computer equipment	Furniture and fixtures	Leasehold improvements	Total
Cost
Balance, December 31, 2020	2,083	1,180	2,055	5,318
Additions	462	2	—	464
Additions through business combinations	298	31	—	329
Effects of movement in exchange rate	(20)	(1)	—	(21)
Balance, December 31, 2021	2,823	1,212	2,055	6,090
Additions	277	—	—	277
Effects of movement in exchange rate	(9)	—	—	(9)
Balance, March 31, 2022	3,091	1,212	2,055	6,358

Accumulated depreciation
Balance, December 31, 2020	1,547	824	2,055	4,426
Depreciation	400	78	—	478
Balance, December 31, 2021	1,947	902	2,055	4,904
Depreciation	82	17	—	99
Balance, March 31, 2022	2,029	919	2,055	5,003

Net book value
Balance, December 31, 2021	876	310	—	1,186
Balance, March 31, 2022	1,062	293	—	1,355

Depreciation of $99 for the three months ended March 31, 2022 (three months ended March 31, 2021 – $85) for property and equipment is included in depreciation and amortization.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2022 and 2021

8.	Intangible assets

	Internally generated– completed	Internally generated– in progress	Software licenses	Acquired technology assets	Customer relationships	Brand	Regulatory licenses	Total
Cost
Balance, December 31, 2020	39,504	1,529	3,356	—	—	—	—	44,389
Additions	1,200	6,303	—	—	—	—	—	7,503
Additions through a business combination	—	—	628	21,000	8,900	1,000	6,800	38,328
Impairment	—	(898)	—	—	—	—	—	(898)
Transfers	3,936	(3,936)	—	—	—	—	—	—
Effects of movement in exchange rate	—	—	(8)	—	—	—	—	(8)
Balance, December 31, 2021	44,640	2,998	3,976	21,000	8,900	1,000	6,800	89,314
Additions	194	2,190	—	—	—	—	—	2,384
Transfers	1,171	(1,171)	—	—	—	—	—	—
Effects of movement in exchange rate	—	—	(16)	—	—	—	—	(16)
Balance, March 31, 2022	46,005	4,017	3,960	21,000	8,900	1,000	6,800	91,682

Accumulated depreciation
Balance, December 31, 2020	22,231	—	3,246	—	—	—	—	25,477
Amortization	7,279	—	218	1,722	1,427	—	887	11,533
Balance, December 31, 2021	29,510	—	3,464	1,722	1,427	—	887	37,010
Amortization	1,703	—	48	525	266	—	340	2,882
Balance, March 31, 2022	31,213	—	3,512	2,247	1,693	—	1,227	39,892

Net book value
Balance, December 31, 2021	15,130	2,998	512	19,278	7,473	1,000	5,913	52,304
Balance, March 31, 2022	14,792	4,017	448	18,753	7,207	1,000	5,573	51,790

Amortization of intangible assets of $2,882 for the three months ended March 31, 2022 (three months ended March 31, 2021 – $2,154) is included in depreciation and amortization.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2022 and 2021

9.	Credit facility

The credit facility consists of a $60,000 senior secured credit facility maturing on July 2, 2025. The credit facility is subject to variable interest rates that reference to 1 month USD LIBOR, or under certain conditions, the Federal Funds Rate in effect. Interest on advance is payable at 1 month USD LIBOR plus 8% with no LIBOR floor. There is a 0.33% fee on the available but undrawn portion of the $60,000 facility. The principal and interest balance outstanding for the credit facility as at March 31, 2022 was $45,975 (December 31, 2021 – $44,983).

The credit facility is subject to certain covenants and events of default. As at March 31, 2022, the Company was in compliance with these covenants. Interest expense on the credit facility is included in credit facility interest expense in the interim condensed consolidated statement of operations and comprehensive loss.

The Company has provided its senior lenders with a general security interest in all present and after acquired personal property of the Company, including certain pledged financial instruments, cash and cash equivalents.

10.	Debentures

On September 30, 2020, the Company and its debenture holders approved certain amendments to the terms of the debentures, with an effective date of July 1, 2020. Among other things, the amendments include:

i)

a reduction in the weighted average coupon interest rate, from approximately 14% to approximately 7% and the extension of the maturity date for 50% of the principal balance to January 31, 2023, and the remainder to January 31, 2024;

ii)

replacement of the former monthly interest payable by a new quarterly payment (the “Quarterly Payment”), the amount of which is fixed at 12% per annum (3% per quarter) of the principal balance of the debentures as at September 29, 2020. Debenture holders received an election to either receive the Quarterly Payment as a) an interest payment of 8% per annum (2% per quarter) with the remainder of the payment going towards reducing the principal balance of the debenture, or b) a reduction of the principal balance of the debenture equal to the amount of the Quarterly Payment;

iii)	settlement of the new Quarterly Payment on the first business day following the end of a calendar quarter at the Company’s option either in cash or Common Shares; and

iv)

an option for all debenture holders to receive a lump-sum payout of their previously unpaid interest for the period from March 1, 2020 to June 30, 2020, at a reduced interest rate of 10%. Those who elected this option were paid in Common Shares in October 2020 subsequent to the end of the quarter.

On October 7, 2020, Mogo issued 4,479,392 warrants (the “Debenture Warrants”) to its debenture holders in connection with the debenture amendments approved on September 30, 2020, at an exercise price of $2.03 per warrant. The Debenture Warrants are exercisable at any time until December 31, 2022. As at March 31, 2022, 3,295,377 warrants have been exercised and converted into Common Shares for cash proceeds of $6,686. As at March 31, 2022, 1,185,015 Debenture Warrants remain outstanding and exercisable.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2022 and 2021

10.	Debentures (Continued from previous page)

The Company’s debentures balance includes the following:

	As at	As at
	March 31, 2022	December 31, 2021
Principal balance	40,772	41,375
Discount	(2,014)	(2,323)
	38,758	39,052
Interest payable	752	742
	39,510	39,794

The debenture principal repayments will be made according to the following schedule and are payable in either cash or Common Shares at Mogo’s option:

	Principal component of quarterly payment	Principal due on maturity	Total
2022	2,178	—	2,178
2023	3,286	16,391	19,677
2024	938	17,979	18,917
	6,402	34,370	40,772

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2022 and 2021

11.	Derivative financial liabilities

On February 24, 2021, in connection with a registered direct offering, the Company issued stock warrants to investors to purchase up to an aggregate of 2,673,268 Common Shares at an exercise price of US$11.00 at any time prior to three and a half years following the date of issuance.

On December 13, 2021, as part of a registered direct offering, the Company issued stock warrants to investors to purchase up to an aggregate of 3,055,556 Common Shares at an exercise price of US$4.70 at any time prior to three and a half years following the date of issuance.

The stock warrants are classified as a liability under IFRS by the sole virtue of their exercise price being denominated in USD. As such, the warrants are subject to revaluation under the Black Scholes model at each reporting date, with gains and losses recognized to the interim condensed consolidated statement of operations and comprehensive loss. The stock warrants are classified as a derivative liability, and not equity, due to the exercise price being denominated in USD, which is different than the Company's functional currency.

In the event that these warrants are fully exercised, the Company would receive cash proceeds of US$43,767, with the balance of the liability reclassified to equity at that time. If the warrants were to expire unexercised, then the liability would be extinguished through a gain in the interim condensed consolidated statement of operations and comprehensive loss.

	As at	As at
	March 31, 2022	December 31, 2021
Balance, beginning of period	12,688	—
Stock warrants issued	—	23,986
Change in fair value due to revaluation of derivative financial liabilities	(2,189)	(11,276)
Change in fair value due to foreign exchange	(85)	(22)
Balance, end of period	10,414	12,688

The change in fair value due to revaluation of derivative financial liabilities for the three months ended March 31, 2022 was a gain of $2,189 (three months ended March 31, 2021 – loss of $288). Change in fair value due to foreign exchange for the three months ended March 31, 2022 was a gain of $85 (three months ended March 31, 2021 – loss of $46).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2022 and 2021

11.	Derivative financial liabilities (Continued from previous page)

Details of the derivative financial liabilities as at March 31, 2022 are as follows:

	Warrants outstanding and exercisable (000s)	Weighted average exercise price $
Balance, December 31, 2021	5,729	9.69
Warrants issued	—	—
Balance, March 31, 2022	5,729	9.69

The 5,728,824 warrants outstanding noted above have an expiry date of August 2024 and June 2025.

The fair value of the warrants outstanding was estimated using the Black-Scholes option pricing model with the following assumptions:

	As at March 31, 2022	As at December 31, 2021
Risk-free interest rate	2.45%	0.97%
Expected life	2.4 - 3.2 years	2.7 - 3.5 years
Expected volatility in market price of shares	109% - 116%	102% - 109%
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

12.	Geographic information
(a)	Revenue

Revenue presented below has been based on the geographic location of customers.

	Three months ended
	March 31, 2022	March 31, 2021
Canada	15,137	10,254
Europe	1,819	1,144
Other	299	22
Total	17,255	11,420

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2022 and 2021

12.	Geographic information (Continued from previous page)

(b)	Non-current assets

Non-current assets presented below has been based on geographic location of the assets.

	As at	As at
	March 31, 2022	December 31, 2021
Canada	250,369	255,315
Europe	536	609
Other	1,036	883
Total	251,941	256,807

13.	Expense by nature and function

The following table summarizes the Company’s operating expenses by nature:

	Three months ended
	March 31, 2022	March 31, 2021
Personnel expense	8,551	4,758
Marketing	4,445	2,481
Stock-based compensation	3,611	557
Depreciation and amortization	3,180	2,418
Hosting and software licenses	1,408	646
Professional services	1,240	929
Insurance and licenses	665	467
Credit verification costs	511	524
Premises	282	206
Others	761	789
Total operating expenses	24,654	13,775

The following table summarizes the Company’s operating expenses by function including stock-based compensation and depreciation and amortization:

	Three months ended
	March 31, 2022	March 31, 2021
General and administration	7,750	4,050
Technology and development	7,322	4,509
Customer service and operations	4,806	2,176
Marketing	4,776	3,040
Total operating expenses	24,654	13,775

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2022 and 2021

14.	Revaluation losses (gains)

	Three months ended
	March 31, 2022	March 31, 2021
Change in fair value due to revaluation of derivative financial asset	(8)	288
Change in fair value due to revaluation of derivative financial liabilities	(2,189)	—
Unrealized loss (gain) on investment portfolio	361	(5,786)
Unrealized exchange loss	688	236
	(1,148)	(5,262)

15.	Other non-operating expenses (income)

	Three months ended
	March 31, 2022	March 31, 2021
Credit facility prepayment and related expenses	—	(5)
Government grants	(36)	(606)
Direct offering transaction costs allocated to derivative financial liabilities	—	1,466
Acquisition costs, restructuring and other	179	656
	143	1,511

16.	Derivative financial assets

During the year ended December 31, 2021, the Company completed its strategic investment in Coinsquare Ltd. (“Coinsquare”), one of Canada’s leading digital asset trading platforms, pursuant to which Mogo acquired 12,518,473 Coinsquare common shares, representing an approximately 38% ownership interest in Coinsquare. As part of its investment, the Company obtained warrants to acquire 7,240,665 additional Coinsquare common shares through treasury at an exercise price of $8.29 per warrant, subject to certain conditions and payable by Mogo at least 50% in cash and the remainder in Common Shares (the “Coinsquare Warrant”).

The Company determined that the Coinsquare Warrant is classified as derivative financial assets on the statement of financial position, fair valued using the Black-Scholes valuation model at initial recognition, and subsequently remeasured to fair value as at each reporting date. Any change in the fair value of these derivative financial assets is recognized to revaluation gains (losses) in the interim condensed consolidated statement of operations and comprehensive loss.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2022 and 2021

16.	Derivative financial assets (Continued from previous page)

	As at	As at
	March 31, 2022	December 31, 2021
Balance, beginning of period	7,866	—
Additions	—	11,591
Change in fair value due to revaluation of derivative financial assets	8	1,788
Exercised	—	(5,513)
Balance, end of period	7,874	7,866

The fair value of the Coinsquare Warrant was estimated using the Black-Scholes option pricing model with the following assumptions:

	As at March 31, 2022	As at December 31, 2021
Risk-free interest rate	0.6%	0.4%
Expected life	0.35 years	0.5 years
Expected volatility in market price of shares	84%	71%
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2022 and 2021

17.	Fair value of financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants which takes place in the principal (or most advantageous) market at the measurement date. The fair value of a liability reflects its non-performing risk. Assets and liabilities recorded at fair value in the interim condensed consolidated statement of financial position are measured and classified in a hierarchy consisting of three levels for disclosure purposes. The three levels are based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

•	Level 1: Unadjusted quoted prices in an active market for identical assets and liabilities.
•	Level 2: Quoted prices in markets that are not active or inputs that are derived from quoted prices of similar (but not identical) assets or liabilities in active markets.
•	Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities.
(a)	Valuation process

The Company maximizes the use of quoted prices from active markets, when available. A market is regarded as active if transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis. Where independent quoted market prices are not available, the Company uses quoted market prices for similar instruments, other third-party evidence or valuation techniques.

The fair value of financial instruments determined using valuation techniques include the use of recent arm’s length transactions and discounted cash flow analysis for investments in unquoted securities, discounted cash flow analysis for derivatives, third-party pricing models or other valuation techniques commonly used by market participants and utilize independent observable market inputs to the maximum extent possible.

The use of valuation techniques to determine the fair value of a financial instrument requires management to make assumptions such as the amount and timing of future cash flows and discount rates and incorporate the Company’s estimate of assumptions that a market participant would make when valuing the instruments.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2022 and 2021

17.	Fair value of financial instruments (Continued from previous page)
(b)	Accounting classifications and fair values

The following table shows the carrying amount and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. During the three months ended March 31, 2022, there have not been any transfers between fair value hierarchy levels.

		Carrying amount				Fair value
As at March 31, 2022	Note	FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Investment portfolio		19,297	—	—	19,297	1,412	—	17,885	19,297
Derivative financial assets	16	7,874	—	—	7,874	—	—	7,874	7,874
		27,171	—	—	27,171
Financial assets not measured at fair value
Cash and cash equivalent		—	53,864	—	53,864	53,864	—	—	53,864
Loans receivable – current	4	—	67,276	—	67,276	—	67,276	—	67,276
Loans receivable – non-current	4	—	151	—	151	—	—	151	151
Other receivables		—	2,129	—	2,129	—	2,129	—	2,129
		—	123,420	—	123,420
Financial liabilities measured at fair value
Derivative financial liabilities	11	10,414	—	—	10,414	—	10,414	—	10,414
		10,414	—	—	10,414
Financial liabilities not measured at fair value
Accounts payable, accruals and other		—	—	21,498	21,498	—	21,498	—	21,498
Credit facility	9	—	—	45,975	45,975	—	45,975	—	45,975
Debentures	10	—	—	39,510	39,510	—	39,510	—	39,510
		—	—	106,983	106,983

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2022 and 2021

17.	Fair value of financial instruments (Continued from previous page)

		Carrying amount				Fair value
As at December 31, 2021	Note	FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Investment portfolio		18,088	—	—	18,088	1,785	—	16,303	18,088
Derivative financial assets	16	7,866	—	—	7,866	—	—	7,866	7,866
		25,954	—	—	25,954
Financial assets not measured at fair value
Cash and cash equivalent		—	69,208	—	69,208	69,208	—	—	69,208
Loans receivable – current	4	—	65,397	—	65,397	—	65,397	—	65,397
Loans receivable – non-current	4	—	248	—	248	—	—	248	248
Other receivables		—	2,112	—	2,112	—	2,112	—	2,112
		—	136,965	—	136,965
Financial liabilities measured at fair value
Derivative financial liabilities	11	12,688	—	—	12,688	—	12,688	—	12,688
		12,688	—	—	12,688
Financial liabilities not measured at fair value
Accounts payable, accruals and other		—	—	20,783	20,783	—	20,783	—	20,783
Credit facility	9	—	—	44,983	44,983	—	44,983	—	44,983
Debentures	10	—	—	39,794	39,794	—	39,794	—	39,794
		—	—	105,560	105,560

(c)	Measurement of fair values:
(i)	Valuation techniques and significant unobservable inputs

The Company has been closely monitoring developments related to COVID-19, including the existing and potential impact on its investment portfolio. As a result of the ongoing and developing COVID-19 pandemic and its resulting impact on the global economy, the Company believes that there is increased uncertainty to input factors on fair value of our Level 3 investments, including revenue multiples, time to exit events and increased equity volatility.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2022 and 2021

17.	Fair value of financial instruments (Continued from previous page)

The following tables show the valuation techniques used in measuring Level 3 fair values for financial instruments in the interim condensed consolidated statement of financial position, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value
Investment portfolio:
Equities
Unlisted

• Price of recent investments in the investee company

• Implied multiples from recent transactions of the underlying investee companies

• Offers received by investee companies

• Revenue multiples derived from comparable public companies and transactions

• Option pricing model

• Third-party transactions • Revenue multiples • Balance sheets and last twelve-month revenues for certain of the investee companies • Equity volatility • Time to exit events

• Increases in revenue multiples increases fair value

• Increases in equity volatility can increase or decrease fair value depending on class of shares held in the investee company

• Increases in estimated time to exit event can increase or decrease fair value depending on class of shares held in the investee company

Partnership interest and others	• Adjusted net book value	• Net asset value per unit • Change in market pricing of comparable companies of the underlying investments made by the partnership	• Increases in net asset value per unit or change in market pricing of comparable companies of the underlying investment made by the partnership can increase fair value

Loan receivable non-current	• Discounted cash flows: Considering expected prepayments and using management’s best estimate of average market interest rates with similar remaining terms.	• Expected timing and amount of cash flows • Discount rate 12%	• Changes to the expected amount and timing of cash flow changes fair value • Increases to the discount rate can decrease fair value

Derivative financial assets	• Option pricing model	• Equity stock price and volatility	• Increase in equity stock price and volatility will increase fair value

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2022 and 2021

17.	Fair value of financial instruments (Continued from previous page)

The following table presents the changes in fair value measurements of the Company’s investment portfolio recognized at fair value at March 31, 2022 and December 31, 2021 and classified as Level 3:

	As at	As at
	March 31, 2022	December 31, 2021
Balance of Level 3 investments, opening	16,303	18,291
Additions	1,750	3,555
Disposal	—	(9,272)
Unrealized exchange loss	(180)	(90)
Realized gain on investment portfolio	—	4,120
Unrealized gain (loss) on investment portfolio	12	(301)
Balance of level 3 investments, end of period	17,885	16,303

Unrealized exchange loss for the three months ended March 31, 2022 was a $180 (three months ended March 31, 2021 – loss of $130).

Unrealized gain (loss) on investment portfolio for the three months ended March 31, 2022 was a gain of $12 (three months ended March 31, 2021 – gain of $5,697).

(ii)	Sensitivity analysis

For the fair value of equity securities, reasonably possible changes at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects.

		Profit or loss
		Increase	Decrease
Investment portfolio:
March 31, 2022	Adjusted market multiple (5% movement)	976	(976)

December 31, 2021	Adjusted market multiple (5% movement)	920	(920)

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2022 and 2021

18.	Nature and extent of risk arising from financial instruments

Risk management policy

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk. The Company manages these risks as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter‑party to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to the gross carrying amount of the loans receivable disclosed in these financial statements.

The Company acts as a lender of unsecured consumer loans and lines of credit and has little concentration of credit risk with any particular individual, company or other entity, relating to these services. However, the credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs on‑going credit evaluations, monitors aging of the loan portfolio, monitors payment history of individual loans, and maintains an allowance for loan loss to mitigate this risk.

The credit risk decisions on the Company’s loans receivable are made in accordance with the Company’s credit policies and lending practices, which are overseen by the Company’s senior management. Credit quality of the customer is assessed based on a credit rating scorecard and individual credit limits are defined in accordance with this assessment. The consumer loans receivable is unsecured. The Company develops underwriting models based on the historical performance of groups of customer loans which guide its lending decisions. To the extent that such historical data used to develop its underwriting models is not representative or predictive of current loan book performance, the Company could suffer increased loan losses.

The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2022 and 2021

18.	Nature and extent of risk arising from financial instruments (Continued from previous page)

The Company’s accounts payable and accruals are substantially due within 12 months. The maturity schedule of the Company’s credit facilities and debentures are described below. Management’s intention is to continue to refinance any outstanding amounts owing under the credit facilities and debentures, in each case as they become due and payable. The debentures are subordinated to the credit facilities which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of credit facilities. See Note 9 and 10 for further details.

	2022	2023	2024	2025	2026	Thereafter
Commitments - operational
Lease payments	985	1,297	1,206	1,240	1,255	1,472
Trade payables	5,910	—	—	—	—	—
Accruals and other	15,588	—	—	—	—	—
Interest – Credit facility (Note 9)	2,733	3,644	3,644	1,822	—	—
Interest – Debentures (Note 10)	2,205	1,502	—	—	—	—
Purchase obligations	526	—	—	—	—	—
	27,947	6,443	4,850	3,062	1,255	1,472
Commitments – principal repayments
Credit facility (Note 9)	—	—	—	45,975	—	—
Debentures (Note 10)	2,178	19,677	18,917	—	—	—
	2,178	19,677	18,917	45,975	—	—
Total contractual obligations	30,125	26,120	23,767	49,037	1,255	1,472

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2022 and 2021

19.	Equity

(a)	Share capital

The Company’s authorized share capital is comprised of an unlimited number of Common Shares with no par value and an unlimited number of preferred shares issuable in one or more series. The Board is authorized to determine the rights and privileges and number of shares of each series.

As at March 31, 2022, there are 76,752,952 (December 31, 2021 – 76,693,859) Common Shares and no preferred shares issued and outstanding.

(b)	Treasury share reserve

The treasury share reserve comprises the cost of the shares held by the Company. As at March 31, 2022, the Company held 303,816 of Common Shares (December 31, 2021 – 303,816).

(c)	Options

The Company has a stock option plan (the “Plan”) that provides for the granting of options to directors, officers, employees and consultants. The exercise price of an option is set at the time that such option is granted under the Plan. The maximum number of Common Shares reserved for issuance under the Plan is the greater of i) 15% of the number of Common Shares issued and outstanding of the Company and ii) 3,800,000. As a result of a business combination with Difference Capital Financial Inc. completed on June 21, 2019, there were additional options issued, which were granted pursuant to the Company’s prior stock option plan (the “Prior Plan”). As at March 31, 2022, there are 97,000 of these options outstanding that do not contribute towards the maximum number of Common Shares reserved for issuance under the Plan as described above.

Each option converts into one Common Share upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither right to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of expiry. Options issued under the Plan have a maximum contractual term of eight years, and options issued under the Prior Plan have a maximum contractual term of ten years.

A summary of the status of the stock options and changes in the period is as follows:

	Options outstanding (000s)	Weighted average grant date fair value $	Weighted average exercise price $	Options exercisable (000s)	Weighted average exercise price $
Balance, December 31, 2020	4,977	—	3.07	2,965	3.47
Options issued	5,410	4.76	7.47	—	—
Exercised	(810)	—	1.77	—	—
Forfeited	(653)	—	6.24	—	—
Balance, December 31, 2021	8,924	—	4.64	3,036	3.93
Options issued	727	2.50	3.64	—	—
Exercised	(48)	1.58	1.26	—	—
Forfeited	(34)	4.42	5.13	—	—
Balance, March 31, 2022	9,569	—	4.24	3,565	4.05

The above noted options have expiry dates ranging from April 2022 to March 2030.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2022 and 2021

19.	Equity (Continued from previous page)

With the exception of performance-based stock options, the fair value of each option granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	For the three months ended March 31, 2022	For the three months ended March 31, 2021
Risk-free interest rate	1.73%	0.58%
Expected life	5 years	5 years
Expected volatility in market price of shares	87%	84%
Expected dividend yield	0%	0%
Expected forfeiture rate	0% - 15%	0% - 15%

These options generally vest either immediately or monthly over a three-to-four-year period.

On September 30, 2021, the Company granted performance-based stock options that vest monthly over a two-year period starting on January 1, 2021. Vesting of these options is dependent on certain performance criteria being met.

Total stock-based compensation costs related to options and RSUs for the three months ended March 31, 2022 was $3,553 (three months ended March 31, 2021 – $557).

(d)	RSUs

RSUs are granted to executives and other key employees. The fair value of an RSU at the grant date is equal to the market value of one Common Shares. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. RSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance objectives are met as determined by the Board. The maximum number of shares which may be made subject to issuance under RSUs awarded under the RSU Plan is 500,000.

Details of outstanding RSUs as at March 31, 2022 are as follows:

Number of RSUs (000s)
Balance, December 31, 2020	77
Converted	(30)
Expired	(5)
Balance, December 31, 2021	42
Converted	(12)
Expired	—
Balance, March 31, 2022	30

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three months ended March 31, 2022 and 2021

19.	Equity (Continued from previous page)

(e)	Warrants

	Warrants outstanding (000s)	Weighted average exercise price $	Warrants exercisable (000s)	Weighted average exercise price $
Balance, December 31, 2020	5,035	1.80	4,386	1.88
Warrants issued	573	11.25	—	—
Warrants exercised	(3,618)	1.76	—	—
Balance, December 31, 2021	1,990	4.60	1,757	5.04
Warrants issued	—	—	—	—
Warrants exercised	—	—	—	—
Balance, March 31, 2022	1,990	4.60	1,874	4.80

The 1,990,231 warrants outstanding noted above have expiry dates ranging from December 2022 to June 2025, and do not include the stock warrants accounted for as a derivative financial liability discussed in Note 11.

On October 7, 2020, Mogo issued 4,479,392 Debenture Warrants to its debenture holders in connection with the debenture amendments approved on September 30, 2020, at an exercise price of $2.03 per Debenture Warrant. The Debenture Warrants are exercisable at any time until December 31, 2022. There were 1,184,015 Debenture Warrants outstanding as at March 31, 2022 (December 31, 2021 – 1,184,015). During the three months ended March 31, 2022, no Debenture Warrants were exercised into Common Shares (three months ended March 31, 2021 – 2,062,627) resulting in no cash proceeds (three months ended March 31, 2021 – $4,187).

In connection with a marketing collaboration agreement with Postmedia Network Inc. (“Postmedia”) dated January 25, 2016 and amended on January 1, 2018 and January 1, 2020 effective until December 31, 2022, Mogo issued Postmedia a total of 1,546,120 warrants, of which 1,312,787 have been exercised by March 31, 2022 for cash proceeds of $1,696. 233,333 warrants remain outstanding as at March 31, 2022 with 116,667 having vested and the remaining 116,667 vesting on February 24, 2023. The warrants remain exercisable until August 24, 2023 subject to an earlier liquidation event. Subsequent to an amendment entered into on June 3, 2020, the exercise price of the warrants was reduced to $1.292. Under the agreement, Postmedia also receives a quarterly payment of $263.

During the year ended December 31, 2021, the Company also issued 572,883 warrants with exercise prices ranging from USD $5.63 to USD $12.63 per warrant in connection with broker services rendered on offerings during the period. As at March 31, 2022, these warrants remain outstanding and exercisable.

Warrants issued to investors are denominated in a currency other than the functional currency of the Company therefore do not meet the definition of an equity instrument and are classified as derivative financial liabilities. Refer to Note 11 for more details.